September 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:

Wellness Center USA, Inc.

Amended Registration Statement on Form S-1

Filed July 6, 2011

File No. 333-173216

Dear Mr. Riedler,

Set forth below are Wellness Center USA, Inc.’s (the “Company” or “Wellness Center”) responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 18, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisers, as the context may require.

FORM S-1

Dilution, page 14

1.

We note your response to comment 7 and reissue the comment. It appears you are using the terms "existing shareholders'' and "purchasers" interchangeably.  As previously requested, please revise the discussion to indicate the amount of immediate dilution the purchasers will experience between the $0.25 per share initial offering price and the net tangible book value per share. See Item 506 of Regulation S-K.

Response:

Dilution discussion has been replaced with an entirely new disclosure to new investors in this offering explaining the immediate and substantial dilution they will experience. Net tangible value dilution to new investors will be $0.249 per share.

Description of Business, page 21

2.

We note the statement that your "product line shall consist of high quality Amino acid supplements which will be significantly different than most vitamins and supplements sold by other providers." Please provide the basis for this statement.  In this regard, we note your source for these supplements may also supply your potential competitors.  We also note the discussion under "Our Products” on page 24 which appears to indicate that protein Factory is a non-exclusive manufacturer of the Ajinomoto brand which is widely used.

Response:

The language "Our product line shall consist of high quality Amino acid supplements which will be significantly different than most vitamins and supplements sold by other providers", has been revised to reflect our present day product offerings and not what we foresee as our future product portfolio. Further, discussion has been expanded to clarify our relationship with Protein Factory and that the five products included in our offering are being custom configured by Protein Factory specifically for aminofactory and can not be marketed by others under our custom packaging.

3.

We note your response to comment 10.  Please expand the discussion to clarify whether the step-by-step process for customer product or supplement selection was developed by the Protein Factory.

Response:

Language has been modified to eliminate the step-by-step process language; as it was referring to our future plans and not the immediate present.

4.

We note that following your Beta testing you will "become an official Protein Factory distributor or private label partner." Please expand the discussion to explain the differences between the distributor and private label partner status and how such designation differs from the affiliate program described at www.proteinfactory.com.

Response:

Discussion has been revised to better describe our relationship with Protein Factory and to clarify designation difference between our relationship model with Protein Factory and their standard affiliate program which is not applicable in our situation. Further, “private label partner” has been replaced with “Value Added Distributor” to streamline terminology.

5.

Please describe the material terms of the agreement with Protein Factory and file the agreement with Protein Factory as an exhibit or provide us with an analysis supporting your determination that the agreement(s) are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In this regard, we also note your response to comment 13 and the fact that Beta testing has started.  If you have not yet entered into an agreement with Protein Factory, please describe the standard terms of such an agreement, and tell us when you intend to file a copy of the executed agreement, if any. In addition, please consider adding a risk factor concerning your dependence on the relationship with Protein Factory or a similar provider.

Response:

Summary of principal terms of WCU’s pending Letter of Understanding (LOU) with Protein Factory have been included in the Plan of Operation section under “Product Manufacturing Plan”. At present, the relationship between WCU and Protein Factory is a verbal non-exclusive and non-binding Value Added Distributorship (VAD) arrangement. However, a formal LOU is in process, pending execution. LOU agreement is filed as an exhibit. Further, a Risk factor regarding our dependency on Protein Factory has been added in the business section of our prospectus.

6.

We note your response to comment 9 and your statement that you have made no marketing effort to expose your website although the website is accessible. We also note the Statement that "Beta testing is a pre-release trial phase conducted with outside the company clients who are willing to provide assistance in troubleshooting a product or process...." Please expand the discussion to describe how you obtain these "outside the company clients" and whether sales are actually made, orders are actually processed, and products are actually shipped. Please update the discussion to indicate the number of individual orders that have been processed as of the most recent practicable date.

Response:

Discussion has been expanded to explain client participation in our Beta trial program and to include sales order results data to-date.

7.

Please expand the discussion to describe the nature and extent of your initial marketing campaign. For example, how do you intend to promote and advertise your business? How will your current resources affect the extent and duration of your promotion efforts? In this regard, we note the apparent circular position that the pace and size of the campaign will depend on available funding and product acceptance, your limited financial resources, and the inability to determine market acceptance absent marketing efforts.

Response:

Additional information regarding our initial marketing campaign methodology and respective financing approach has been provided in the revised discussion.

Amino acid- Vitamin Supplement  Market (incl. Sports Sector), page 23

8.

Please expand the discussion to define the term "free form amino acid" and to explain which type of amino acid you propose to sell on your website.

Response:

Discussion expanded to define the term “free form” amino acid and specified that all five (5) products we propose to sell on our website are of the “free form” type.

9.

Please provide us with a copy of publication(s) supporting the statements and charts reflected in this section. We may have additional comments.

Response:

Publication(s) and charts have been replaced with Frost & Sullivan’s most recent research on the US Nutrition market. Included in this publication is a chapter dedicated to “Amino Acids in the U.S. Sports and Fitness Nutrition Market”. This specific chapter of the Publication is filed as an exhibit.

10.

Please revise the presentation in the third paragraph of this section to clarify what you intend to highlight and eliminate the contradictory statements. For example, you refer to 4.7 billion, but you have not indicated to what the number refers, e.g. people, sales, etc. In addition, the first sentence indicates the Japanese market is the largest followed by the US and EU whereas the second sentence refers to the US as the largest consumer representing two-thirds of the world market.

Response:

Paragraph has been removed to eliminate confusion with the figures presented relative to their meaning, market size, and place of market. Section has been streamlined with data focused on the US market only.

11.

Please revise and clarify the discussion to distinguish between the size of the overall sports market and the size of the market for amino acid on which your initial marketing and sales efforts are focused.

Response:

Data presented in the new Frost and Sullivan forecast chart are based on “Amino Acids - in the U.S. Sports and Fitness Nutrition Market” and are specific on Unit Shipments and Revenue Forecast for Amino Acids in our target market only.

12.

The introduction to the chart at the bottom of page 23 states "Growth rates and breakdown within Amino Acids and neighborhood products." We note the chart refers to the supplement categories of vitamins and sports nutrition but does not contain the term "amino acids." Accordingly, please revise the discussion to clarify how the chart depicts a breakdown with respect to amino acids. In addition, please define the terms "neighborhood products" and "CAGR."

Response:

Chart and associated introductory discussion has been deleted to eliminate ambiguity between Amino acids and non-amino supplements or vitamins - and irrelevant revenue growth comparison of unrelated categories.

13.

The chart at the bottom of page 23 appears to present the same information twice. Please advise or revise.

Response:

We have revised the disclosure and removed (inadvertent) duplicate chart.

14.

It is difficult to read and understand the chart at the top of page 24. Please revise the presentation to improve the legibility of the headings.  For example, does the chart reflect percentage of total worldwide amino acid sales attributable to each country or does it reflect total dollar amount of sales for each country. In addition, if the data pertains to sales totals presented in millions of dollars, the presentation should reflect this fact.

Response:

Chart has been deleted. Its poor legibility caused by ‘hand to hand’ passage and Edgar processing constraints does not add value to disclosure.

Our Products, page 24

15.

We note your response to comment 17 and reissue the comment. As previously requested, please provide us with the source materials for the statements you have made concerning the products you propose to sell. In this regard, we also note your response states the statements you "have made with respect to each of the listed products are strictly based on published information" and that you have not provided any attribution for the statements made.

Response:

We have eliminated these product description statements accordingly to present a more conservative disclosure. Furthermore, information had been originally obtained from website content and consultants which may be considered as second hand information and difficult to provide official research.

16.

Your response to comment 17 states that "we represent that we do not have sufficient knowledge to form our own judgment or characterization regarding product or marketing attributes for any of the five listed products." Please reconcile this statement with the statement on your website under the heading "the Amino Philosophy" in which you state "therefore we insist on using only 100% of the finest ingredients in all our bulk supplies and sports nutrition products, with independently conducted tests and verified Certificates of Analysis available for you to see on the majority of our products; we are totally committed to bringing you the very best supplements available from round the world today'' In addition, please consider revising your discussion  to attribute the source of the statements and to identify or eliminate unsubstantiated  claims of product efficacy.

Response:

Website content and statements are being updated to be consistent with prospectus disclosures. Website is scheduled to be on live mode (re-activate) by September 29, 2011.

Capital Sources, page 32

17.

We note your response to comment 20 and reissue the comment in part. The statement that Mr. Kandalepas "will provide the entire $122,000 estimated to fund our operations..." followed by the statement that he is not obligated to do so appears to be contradictory. If you are wholly dependent upon funding from Mr. Kandalepas to meet your operating requirements but he has not committed to provide this funding and is not obligated to do so, please revise the discussion to clearly state these facts.

Response:

Discussion revised accordingly. Further, disclosure has been updated to include the following information; “For the period July 1, through September 21, 2011, the Company received advances from Mr. Kandalepas of $17,500 in aggregate for working capital purposes”.

18.

Please tell us the basis for your anticipated gross profits margins for your intended product line ranging from 40% to 60"/o or more. In this regard, we note the Protein Factory's affiliate program appears to pay affiliates 4% of each order received.

Response:

Explanation provided in our Plan of Operation section to clarify that we are an added value distributor and not a representative of Protein Factory’s affiliate program. Therefore, we have the ability to determine our own pricing structure.

19.

We note your response to prior comment 19 and your related expanded disclosure. In accordance with Item 10(b) of Regulation S-K, you may present your good faith assessment of your future performance if you have a reasonable basis for such an assessment. Your projections on page 33 predict approximately $950,000 in annual revenue. On page 24 you disclose 2009 industry Amino Acid revenue of$3.7 million for the U.S. and $11.4 million worldwide. Assuming annual industry revenue growth of 7% based on the NBJ estimates for sports nutrition industry growth, your projected sales would represent approximately 21% of total U.S. revenues and 7% of worldwide revenues. Please tell us how you determined that these assumptions are reasonable, whether you are including international sales in your estimates and if so, the break-down between revenue in the U.S. and other countries. In addition, please tell us how you determined the specific market for the five products you intend to offer, your market share, growth rate assumptions for each product, and the information for which you based your assumptions. If you are unable to provide a reasonable basis for your projections, please consider removing this information.

Response:

We disclose that our future performance is presented on good faith assessment on the following basis:

Previous revenue projections for the U.S. Amino acid industry of $3.7 million in 2009 (page 24), were ambiguous and that chart has been removed. Based on the newest Frost & Sullivan research report for year 2013, U.S. Amino acid revenue projections are estimated to be approximately $85 million. As such, our annual projected sales of $950,000 in year 2013 would represent approximately 1.1% of total U.S. revenues, and not 21% as per NBJ market data. We believe that our assumptions, although challenging for any start-up company, are achievable at approximately 1.1% of total U.S. revenues. At present, our target market is the U.S. only. Our belief on these assumptions is based on several factors, including; a) good knowledge and advice from a close circle associate, b) positive outlook from Protein Factory, our present supplier, c) a steadily growing Amino product platform, especially in the Sports Nutrition sector, and d) our confidence that we can also penetrate the general health minded public; although no such potential revenues are assumed nor accounted in our projections.

We have selected the Sports Nutrition sector to market our five products for several reasons: a) trend for healthier living continuous to rise, b) sports participants and health minded enthusiasts are willing to pay for body and mind health enhancement, and c) higher or more privileged income bracket. Our decision to become involved in the nutritional business was based on sales confidence and not on market share size capture. Market share percentages in a sense end up to be a by-product of success or lack thereof; they are more important in markets where profit margins are slim and less important in markets with higher profit margins, as in added value applications. Accordingly, based on our philosophy, we expect to generate greater revenues and profit margins from our higher priced products than those priced lower. As reflected in our 12 months forecast, volumes for the majority of our five products are expected to be uniform -although revenues and profit margins are anticipated to be significantly larger for the higher priced items. Growth forecast for our five products is expected to be in line with industry forecast of 7% or more, annually.

Financial Statements

General

20.

Please update your financial statements as required by Item 8-08 of Regulation S-X.

Response:

Updated financial statements are included in our amended prospectus.

We hope that the information contained in this letter, together with the amended S-1, satisfactorily address the comments of the Staff. Feel free to contact us with any questions you may have by telephone at (847) 925-1885 or by fax at (847) 925-1859 or email: akwcuak@gmail.com.

Sincerely,

/s/ Andrew J. Kandalepas

Andrew J. Kandalepas

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